Exhibit 5.1

[Morgan Lewis Letterhead]

November 7, 2018

Alcoa Corporation

201 Isabella Street, Suite 500

Pittsburgh, Pennsylvania 15212

Re:	Alcoa Corporation – Registration Statement on Form S-8 Relating to the Alcoa USA Corp. Deferred Compensation Plan and the Alcoa Corporation 2016 Deferred Fee Plan for Directors

Ladies and Gentlemen:

We have acted as counsel to Alcoa Corporation, a Delaware corporation (the “Company”), in connection with its filing of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), with the Securities and Exchange Commission (the “Commission”) on the date hereof. The Registration Statement relates to $35 million of Deferred Compensation Obligations of the Company (the “Deferred Compensation Obligations”) pursuant to the Alcoa USA Corp. Deferred Compensation Plan (the “Key Employee Plan”), and $15 million of Deferred Compensation Obligations pursuant to the Alcoa Corporation 2016 Deferred Fee Plan for Directors (together with the Key Employee Plan, the “Plans”).

We have examined all such corporate records of the Company, as well as made such investigation of matters of fact and law and examined such other documents as we have deemed necessary for rendering the opinion hereinafter expressed. In rendering this opinion, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies.

Based upon the foregoing, we are of the opinion, based upon our familiarity with the affairs of the Company and upon our examination of the law and pertinent documents, that the Deferred Compensation Obligations, when issued by the Company in accordance with the provisions of the applicable Plan, will be valid and binding obligations of the Company, enforceable in accordance with the terms of the applicable Plan, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights.

In addition, the Key Employee Plan is designed to be a top-hat plan for the purposes of providing deferred compensation for a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The provisions of the written Key Employee Plan comply with the ERISA provisions applicable to top-hat plans. We express no opinion as to whether the Key Employee Plan is being operated by the Company as a top-hat plan under ERISA, or whether the employees that the Company has deemed eligible to participate in the Key Employee Plan would constitute a select group of management or highly compensated employees.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission issued thereunder.

The opinions expressed herein are limited to Title I of ERISA, the Delaware General Corporation Law and the laws of the Commonwealth of Pennsylvania.

Very truly yours,

/s/ MORGAN, LEWIS & BOCKIUS LLP